SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Foley
2	Reason for the notification
a)	Position/status	Executive Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	(i) Exercise of options under the Prudential Savings-Related Share Option Plan (ii) Immediate sale of shares on exercise of options under the Prudential Savings-Related Share Option Plan
c)	Price(s) and volume(s)	(i) Exercise of options:
		Price(s)	Volume(s)
		GBP 11.552	779
(ii) Sale:
		Price(s)	Volume(s)
		GBP 18.328498	779
d)	Aggregated information - Aggregated volume - Price	779 GBP 18.328498
e)	Date of the transaction	2017-12-01
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jonathan Oliver
2	Reason for the notification
a)	Position/status	Group Communications Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	(i) Exercise of options under the Prudential Savings-Related Share Option Plan (ii) Immediate sale of shares on exercise of options under the Prudential Savings-Related Share Option Plan
c)	Price(s) and volume(s)	(i) Exercise of options:
		Price(s)	Volume(s)
		GBP 6.286667	2,386
(ii) Sale:
		Price(s)	Volume(s)
		GBP 18.328498	2,386
d)	Aggregated information - Aggregated volume - Price	2,386 GBP 18.328498
e)	Date of the transaction	2017-12-01
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alan Porter
2	Reason for the notification
a)	Position/status	Group General Counsel and Company Secretary (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	(i) Exercise of options under the Prudential Savings-Related Share Option Plan (ii) Immediate sale of shares on exercise of options under the Prudential Savings-Related Share Option Plan
c)	Price(s) and volume(s)	(i) Exercise of options:
		Price(s)	Volume(s)
		GBP 11.552	779
(ii) Sale:
		Price(s)	Volume(s)
		GBP 18.328498	779
d)	Aggregated information - Aggregated volume - Price	779 GBP 18.328498
e)	Date of the transaction	2017-12-01
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	David Law
2	Reason for the notification
a)	Position/status	Non-Executive Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition of shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 18.37	2,162
d)	Aggregated information - Aggregated volume - Price	2,162 GBP 18.37
e)	Date of the transaction	2017-12-01
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anne Richards
2	Reason for the notification
a)	Position/status	Executive Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Option in respect of notional shares in Prudential plc GB0007099541
b)	Nature of the transaction
(i)       Exercise of option over notional shares (including related dividend equivalent);
(ii)      Receiving a cash amount of £395,174.04 in accordance with the terms of that option; and
(iii)     Application of the net cash amount in (ii) above to the purchase of 21,408 Prudential plc shares at £18.33 per share

c)	Price(s) and volume(s)	(i) Exercise of option:
		Price(s)	Volume(s)
		GBP 0.05	41,194
(ii) Receipt of cash amount GBP 395,174.04
(iii) Purchase of Prudential plc shares
		Price(s)	Volume(s)
		GBP 18.33	21,408
d)	Aggregated information - Aggregated volume - Cash amount / price received	(i) Exercise of option:
		Price(s)	Volume(s)
		GBP 0.05	41,194
(ii) Receipt of cash amount GBP 395,174.04
(iii) Purchase of Prudential plc shares
		Price(s)	Volume(s)
		GBP 18.33	21,408
e)	Date of the transaction	(i) Exercise of option: 2017-12-01 (ii) Receipt of cash amount: 2017-12-04 (iii) Purchase of Prudential plc shares: 2017-12-04
f)	Place of the transaction	London Stock Exchange

Additional information
Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

Contact
Jennie Webb, Share Plans Manager +44 (0)20 7548 2027
Chris Smith, Deputy Group Secretary, +44 (0)20 7548 2115

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 04 December 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Chris Smith

Chris Smith
Deputy Group Secretary